COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Chicago Stock Exchange, Inc.

SEC Mail Processing Section JUL 27 2015 Washington DC 404

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   440 S. LaSalle St. Suite 800 Chicago IL, 60605
3. Provide the applicant's mailing address (if different):
   Same
4. Provide the applicant's business telephone and facsimile number:
   312-663-2222 (Telephone) 312-663-2231 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John K. Kerin (Name) CEO (Title) 312-663-2021 (Telephone Number) [redacted]
6. Provide the name and address of counsel for the applicant:
   James G. Ongena
   440 S. LaSalle Street, Suite 800 Chicago, IL 60605

15021155

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 07/24/15 (MM/DD/YY) Chicago Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) (Printed Name and Title)

Subscribed and sworn before me this 24th day of July (Month), 2015 (Year) by [signature] (Notary Public)

My Commission expires 10/21/18 County of Cook State of Illinois

OFFICIAL SEAL RICHARD S SCHULTZ NOTARY PUBLIC - STATE OF ILLINOIS MY COMMISSION EXPIRES:10/21/18

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Form 1 Page 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

CHX CHICAGO STOCK EXCHANGE

EXHIBIT C – filed and current as of July 24, 2015

CHX Holdings, Inc.

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

7. A copy of the articles of incorporation or associated including all amendments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

CHX CHICAGO STOCK EXCHANGE

8. A copy of existing by-laws or corresponding rules or instruments.

   Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Directors – Please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

   Committees - attached

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.

CHX | CHICAGO STOCK EXCHANGE

EXHIBIT J- filed and current as of July 24, 2015

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

For numbers 1 and 2 above (except committee members) please see Certificate Regarding Certain Information Available on an Internet Website – 17 C.F.R. 240.6a-2(d)(3)

For committee members please see attached.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

Chicago Stock Exchange, Inc.
2015 - 2016 Committee Roster

Committee Name and Requirements:	Committee Members:	
Executive Committee: Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors.	Ben Witt Charles Rogers Matthew Frymier	Kruno Huitzingh John Kerin David Rosedahl
Finance Committee: Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors.	Matthew Frymier (Chair) Ben Witt Charles Rogers Chad Bluett Kathy Cheevers Mary Lou Giustini	Kruno Huitzingh John Kerin Matthew Lavicka David Rosedahl Maryann Waryjas
Regulatory Oversight Committee: Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee.	Charles Rogers (Chair) Ben Witt Kathy Cheevers* Mary Lou Giustini Kruno Huitzingh David Rosedahl Maryann Waryjas *(non-voting advisor)	
Committee on Exchange Procedure: Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee.	Chad Bluett (Chair) Jon Bloom Scott Epstein	Scott Freyn Mike Pelech Ryan Peterson Noel Reyes

Judiciary Committee: *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.*	
Compensation Committee: Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors.	Kruno Huitzingh (Chair) Ben Witt Charles Rogers Matthew Frymier Colin M. Cheek
Audit Committee: Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director.	David Rosedahl (Chair) Ben Witt Charles Rogers Mary Lou Giustini Kruno Huitzingh Maryann Waryjas
Participant Advisory Committee: Must have at least five members, all of whom must be Participants.	Chad Bluett Jon Bloom Scott Epstein Scott Freyn Mike Pelech Ryan Peterson
Nominating and Governance Committee:* Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder.	Maryann Waryjas (Chair) Ben Witt Kathy Cheevers Matthew Lavicka
Listing Committee:	Kruno Huitzingh (Chair) Charles Rogers Kathy Cheevers Mary Lou Giustini

*The Nominating and Governance Committee is appointed by the Board of directors.

CHX Holdings, Inc.
2015 - 2016 Committee Roster

Committee Name and Requirements:	**Committee Members:**	
Executive Committee:	Ben Witt (Chair) Charles Rogers Matthew Frymier	Kruno Huitzingh John Kerin David Rosedahl
Finance Committee:	Matthew Frymier (Chair) Ben Witt Charles Rogers Chad Bluett Kathy Cheevers Mary Lou Giustini	Kruno Huitzingh John Kerin Matthew Lavicka David Rosedahl Maryann Waryjas
Compensation Committee:	Kruno Huitzingh (Chair) Ben Witt Charles Rogers	Matthew Frymier Colin M. Cheek
Audit Committee:	David Rosedahl (Chair) Ben Witt Charles Rogers	Mary Lou Giustini Kruno Huitzingh Maryann Waryjas
Nominating and Governance Committee:* Consists of six directors.	Maryann Waryjas (Chair) Ben Witt Kathy Cheevers	Kruno Huitzingh Matthew Lavicka Noel Reyes

*The Nominating and Governance Committee is appointed by the Board of Directors.

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	May 31, 2016
Estimated average burden hours per response......	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

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REFERENCE NUMBER

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312-663-2980

CHICAGO STOCK EXCHANGE
440 S LA SALLE ST FLR 8 RM 800
CHICAGO IL 60605 5037

DELIVERY TO
TELEPHONE

Chris Grobbel
SEC Division of Trading + Markets
100 F St. NE
Washington DC [illegible]

Residential

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1ZR8V4832210078761
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